Exhibit N

December 3, 2003

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:      Metallica Resources Inc.

In regard to the filing of the (final) prospectus of Metallica Resources Inc. dated December 3, 2003 (the “Final Prospectus”) and the technical report entitled “Metallica Resources Inc. El Morro Copper – Gold Project, Chile Region III Technical Report – Third Party Review” dated February 5, 2003 (the “El Morro Technical Report”), the undersigned hereby consents to:

1.	The filing of the El Morro Technical Report.

2.	The written disclosure of the El Morro Technical Report and such extracts from this report that have been included in the Final Prospectus.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the El Morro Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the El Morro Technical Report.